EXHIBIT 97

POTLATCHDELTIC CORPORATION

INCENTIVE COMPENSATION RECOVERY POLICY

FOR EXECUTIVE OFFICERS

Effective December 1, 2023

1. Definitions. For purposes of this Policy, the following terms shall have the meanings shown below.

“Board” means the Board of Directors of the Company.

“Committee” means the Executive Compensation and Personnel Policies Committee of the Board.

“Company” shall mean PotlatchDeltic Corporation and its subsidiaries.

“Officer” means an individual designated by the Board as an “executive officer” for purposes of Rule 5608 or as an “officer” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts in the event of an accounting restatement described in Section 2, computed without regard to any taxes paid.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, as well as the Company’s stock price and total shareholder return. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including any portion of any such compensation that is deferred by the Officer under the Company’s Management Deferred Compensation Plan.

“Rule 5608” shall mean Nasdaq Listing Rule 5608.

2. Recovery of Incentive Compensation from Officers

Repayment of Excess Amounts. In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company shall reasonably promptly recover the amount of any Erroneously Awarded Compensation, except to the extent that pursuit of recovery would be impracticable under Rule 5608(b)(1)(iv). Such exception requires a determination of the Committee, or, in the absence of the Committee, a majority of the independent directors serving on the Board, that recovery would be impracticable under such Rule.

The Company’s recovery obligations under this Policy apply to all Incentive-Based Compensation received by a person (a) after beginning service as an Officer, (b) who served as an Officer at any time during the performance period for that Incentive-Based Compensation; (c) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in the preceding paragraph. The Company’s recovery obligations extend to persons who meet this definition even if they are no longer employed by the Company. Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. The relevant recovery period shall be determined in accordance with Rule 5608(b)(1)(ii). Notwithstanding the foregoing, for purposes of Rule 5608, the Company is only required to apply the recovery obligations described above to Incentive-Based Compensation received on or after October 2, 2023. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed. In addition, if the Company’s obligation to recover Erroneously Awarded Compensation is based on stock price or total shareholder return, and the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount to be recovered will be calculated in accordance with Rule 5608(b)(1)(iii).

The remedies under this Policy shall be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity available to the Company.

Method of Repayment. The Company may recover any Erroneously Awarded Compensation by, among other means, retaining any future payment(s) or distribution(s) to the Officer of Incentive-Based Compensation, or recovering payment(s) or distribution(s) of Incentive-Based Compensation already made to the Officer.

3. Additional Incentive Compensation Recovery Provisions

The Company reserves the right to adopt additional incentive compensation recovery provisions in the future or amend existing requirements as required by law or regulation or in accordance with best practices, and to apply such requirements with respect to existing as well as future Incentive-Based Compensation to the fullest extent permitted by applicable law. Any indemnification agreement between an Officer and the Company shall be deemed to exclude any loss against Erroneously Awarded Compensation under Rule 5608. This Policy is in addition to the PotlatchDeltic Corporation Incentive Recovery Policy, which includes provisions applicable to Officers and employees.

4. Effective Date

This Policy is effective December 1, 2023.